Exhibit 12.1

Internet Capital Group, Inc.

Computation of Earnings to Fixed Charges (amounts in thousands, except ratios)

	Period ended March 31,	Years Ended December 31,
	2004	2003	2002	2001	2000	1999
Net loss before income taxes	$(123,795)	$(135,884)	$(102,219)	$(2,338,730)	$(666,548)	$(29,777)
Plus fixed charges -
Interest expense including amortization of debt issuance costs	1,630	16,564	23,398	42,670	42,982	3,897
Adjustments (1)	555	12,164	65,676	940,637	896,146	86,073

Adjusted Earnings	(121,610)	(107,156)	(13,145)	(1,355,423)	272,580	60,193

Fixed charges	1,630	16,564	23,398	42,670	42,982	3,897

Deficiency of earnings to cover fixed charges	$(123,240)	$(123,720)	$(36,543)	$(1,398,093)

Ratio of earnings to fixed charges					6.3	15.4

(1)	Adjusts earnings to include the full amount of losses of majority-owned subsidiaries and exclude equity losses for partner companies accounted for under the equity method for which we have not guaranteed or otherwise undertaken, directly or indirectly, to service the debt of such companies.